Exhibit 99.1

Polibeli Group Ltd and Chenghe Acquisition II Co. Complete Business Combination

New York and Jakarta – August 7, 2025 – Polibeli Group Ltd (“Polibeli” or the “Company”), a leading global digital supply chain services provider, and Chenghe Acquisition II Co. (NYSE: CHEB) (“Chenghe”), a publicly-traded special purpose acquisition company, today announced the completion of their business combination (“Business Combination”). As previously announced by Chenghe on September 16, 2024, and as described in greater detail in the definitive proxy statement/prospectus dated as of March 31, 2025 and filed with the Securities and Exchange Commission (the “SEC”) on April 3, 2025, as subsequently amended by the definitive proxy statement/prospectus dated as of and filed with the SEC on May 1, 2025, Polibeli entered into a business combination agreement with Chenghe and Polibeli Merger One Limited, a Cayman Islands exempted company with limited liability and a direct wholly owned subsidiary of Polibeli, dated as of September 16, 2024. The listed company following the Business Combination is “Polibeli Group Ltd” and its class A ordinary shares are expected to commence trading on the Nasdaq Global Market (“Nasdaq”) under the ticker symbol “PLBL” on August 8, 2025.

The announcement of the completion of the Business Combination comes after Chenghe shareholders voted to approve the transaction on May 23, 2025. As a result of the Business Combination, Chenghe became a wholly owned subsidiary of Polibeli and is expected to be delisted from the NYSE on August 8, 2025.

Advisors

Hogan Lovells acted as international legal counsel to Polibeli. Han Kun Law Offices acted as the PRC legal counsel to Polibeli. Harney Westwood & Riegels acted as Cayman Islands legal counsel to Polibeli.

Paul Hastings LLP acted as international legal counsel to Chenghe. Haiwen & Partners acted as PRC legal counsel to Chenghe. Ogier acted as Cayman Islands legal counsel to Chenghe.

About Polibeli

Polibeli is a leading digital supply chain services and distribution-sales provider with business operations in a number of countries around the globe, including Japan, Indonesia, Singapore, Korea, the US, France and Italy. With core values focusing on customer services, innovation, growth, communication, commitment and integrity, Polibeli endeavors to offer end-to-end solutions including products procurement, channel distribution, logistics services, brand operations, and digital marketing services to both upstream and downstream business partners. Operating at the forefront of the digital supply chain services industry, Polibeli has established an integrated platform offering products including consumer electronic accessories, household appliances, skincare products, oral-care products, cosmetics products, toys and game products, and health-care products. For more information, visit https://www.polibeli.id/home.

About Chenghe

Chenghe is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information, visit https://chengheinv.com/chenghe-acquisition-ii-co/.

Forward-Looking Statements

This press release contains, and certain oral statements made by Polibeli, Chenghe and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Polibeli’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the failure to realize the anticipated benefits of the Business Combination, the expected use of proceeds, Polibeli’s continued growth and expansion and its ability to deliver value to customers and investors, along with those other risks described under the heading “Risk Factors” in the definitive proxy statement/prospectus dated as of March 31, 2025 and filed with the SEC on April 3, 2025, as subsequently amended by the definitive proxy statement/prospectus dated as of and filed with the SEC on May 1, 2025, and those that are included in any of the future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Polibeli and Chenghe and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Polibeli and Chenghe undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Contact Information

For inquiries regarding Polibeli

Chen Hua

Email: cfo_office@polibeli.com

For inquiries regarding Chenghe

Shibin Wang
Email: Shibin.wang@chenghecap.com